ALBERTA COMPLIANCE SERVICES INC.

02049491

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED AUG 22 2002 WASH. D.C. 180

August 14, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting
2. Information Circular
3. Form of Proxy
4. News Release dated August 9, 2002
5. News Release dated August 9, 2002

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

dlw 8/27

82-5084

GLOBEL DIRECT, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders of **GLOBEL DIRECT, INC.** (the "Corporation") will be held at the Delta Bow Valley at 209 - 4th Avenue S.W., Calgary, Alberta on June 27, 2002 at 2:00 p.m. (Calgary time) for the purposes of:

1. The election of the persons proposed to be nominated as directors;
2. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation;
3. Receiving and considering the audited consolidated financial statements of the Corporation for the year ended May 31, 2001, and the report of its auditors;
4. Ratifying the "normal course issuer bid" which commenced effective July 23, 2001 for the purpose of redeeming up to 847,288 common shares of the Corporation; and
5. Transacting such other business as may properly come before the meeting or any adjournment of the meeting.

DATED: May 22, 2002

By Order of the Board of Directors

(signed) "James R. Richardson"
JAMES R. RICHARDSON
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY **in accordance with the instructions** included with this package for receipt by the CIBC Mellon Trust Company, #600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 not less than 24 hours before the meeting or any adjournment of the meeting.

C:\256\CLIENTS\GLOBEL\AGM\NOTICE.wpd

82-5084

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
to be held on June 27, 2002

and

INFORMATION CIRCULAR

GLOBEL DIRECT, INC.

May 22, 2002

82-5084

TABLE OF CONTENTS

GLOSSARY

Certain terms and abbreviations used in this Information Circular are defined below:

"CDNX" means the Canadian Venture Exchange Inc. or the TSX Venture Exchange, as the case may be;

"Common Share" or "Common Shares" means, respectively, one (1) or more common shares in the capital of Globel Direct, Inc.;

"Corporation" or "Globel Direct" means Globel Direct, Inc.;

"Gateway" means Gateway Data Solutions Inc.;

"Globel Enterprises" means Globel Enterprises Inc.;

"Innovative" means Innovative Communications Ltd.;

Security Mailing" means Security Mailing Inc.;

"$" means Canadian dollars;

82-5084

GLOBEL DIRECT, INC.

INFORMATION CIRCULAR
IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2002

PROXY SOLICITATION

PURPOSE OF SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of common shareholders of the Corporation, to be held at the Delta Bow Valley 209 - 4th Avenue S.E., Calgary, Alberta on June 27, 2002 at 2:00 p.m. (Calgary time) or at any adjournment for the purposes set out in the accompanying notice of meeting (the "meeting").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by facsimile, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the proxy in the blank space provided in the first paragraph of the proxy form.

A form of proxy will not be valid for the meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and received by the CIBC Mellon Trust Company ("CIBC Mellon Trust"), #600, 333 - 7 Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 24 hours before the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing

a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with CIBC Mellon Trust at any time up to and including the last business day preceding the date of the meeting or any adjournment at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment of the meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers or the legal counsel of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In the event of a direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. **The election of the persons proposed to be nominated as directors;**

2. **The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.**

Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of ratifying the "normal course issuer bid" commenced effective July 23, 2001, as more specifically described in this Information Circular.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgement.

ADVICE TO BENEFICIAL SHAREHOLDERS

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The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.**

Application regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically uses its own form of proxy, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to either return the proxy forms to IICC or alternatively provide voting instructions by utilizing the IICC automated telephone system. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the respective meeting. **A Beneficial Shareholder receiving a proxy from IICC cannot use that proxy to vote shares directly at the respective meeting - the proxy must be returned to IICC well in advance of the respective meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the respective meeting.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING SHARES OF THE CORPORATION

Only the Common Shares of the Corporation are entitled to vote at the meeting. As of the date of this Information Circular, 16,945,766 Common Shares without nominal or par value are issued and outstanding. Each Common Share entitles the holder to one vote on all matters to come before the meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed May 21, 2002, as the record date for determination of the persons entitled to receive notice of the meeting. A shareholder of record as of the record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than 10 days before the meeting, that his name be included in the shareholder list before the meeting, in which case the transferee is entitled to vote his shares at the meeting.

INFORMATION CONCERNING THE CORPORATION

PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the name of every person or company who at the date of this Information Circular, to the knowledge of the Corporation, own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10 percent of the issued and outstanding Common Shares of the Corporation:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
James R. Richardson	Direct and Beneficial	2,459,534	15%

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers' Compensation

For the purposes of this section, "Executive Officer" means the Chairman of the Board of Directors of the Corporation, the President, any Vice-President in charge of a principal business unit such as sales, finance or production and any officer of the Corporation who performs a policy-making function for the Corporation, whether or not such officer is also a director. A "Named Executive Officer" means the Chief Executive Officer of the Corporation and any other Executive Officer whose salary and bonus, in the aggregate, exceeds $100,000 in the Corporation's most recently completed fiscal year.

As at May 31, 2001, the Corporation had three Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the fiscal year ended May 31, 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)[3]
James R. Richardson President, CEO and Director	May 2001 May 2000 May 1999	Nil Nil Nil	Nil Nil Nil	S135,360[1] S117,265[1] S104,530[1]	Nil 86,000 194,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Sandi K. Gilbert Vice-President	May 2001 May 2000 May 1999	S123,500 S120,961 S108,000	Nil S3,000 Nil	Nil Nil Nil	Nil 60,000 144,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick McCall Vice-President	May 2001[2]	S109,250	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Management services agreement with Crystal Capital Inc.

(2) Mr. McCall was appointed Vice-President effective June 1, 2000.

(3) The aggregate amount of all perquisites and other personal benefits as defined by applicable securities regulations was not greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of such Named Executive Officer for the financial year.

Options Grants During The Year Ended May 31, 2001

No stock options were granted to the Named Executive Officers during the most recently completed financial year ended May 31, 2001.

Aggregated Option Exercises During The Year Ended May 31, 2001 and Year End Option Values

The following sets forth information regarding options outstanding with respect to the Named Executive Officers of the Corporation as at the date of this Information Circular:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [(1)] (#)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[(1)]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Richardson	nil	nil	225,000	nil	nil	n/a
Sandi K. Gilbert	nil	nil	154,000	nil	nil	n/a
Edwin M. Gades	2,332	$466.00	62,332	nil	nil	n/a

Note:

(1) Value is calculated based upon the difference between the exercise price of the options and the market price as at May 31, 2001.

Option Repricings

The following table sets forth information regarding downward repricing of options held by any executive officers of the Corporation during the shorter of the 10 year period ending on the date of this Information Circular and the period during which the Corporation has been a reporting issuer.

Name	Date of Repricing	Securities Under Options/SAR's Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment

James R. Richardson	December 12, 2000	86,000	$0.92	$3.00	$1.70	4.2 years
Sandi K. Gilbert	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Leslie R. Byle	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Karly Black	December 12, 2000	40,000	$0.92	$3.00	$1.70	4.2 years
Edwin M. Gades	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years
Patrick McFall	December 12, 2000	50,000	$0.92	$3.00	$1.70	4.2 years

Management/Employment Contracts

The Corporation entered into a Management Services Agreement with Crystal Capital Inc., a private consulting company wholly owned by James R. Richardson, effective December 1, 1999 pursuant to which Crystal Capital Inc. provides management services to the Corporation, which services are described as all duties generally required to be preformed by the President.

The Corporation entered into an Employment Agreement with Sandi K. Gilbert effective December 1, 1999 pursuant to which Ms. Gilbert provides management services to the Corporation, described as all duties generally required to be performed by the Vice-President.

Composition of the Compensation Committee

The Compensation Committee is comprised of all of the present directors of the Corporation, all of whom are promoters of the Corporation, and some of whom are executive officers of the Corporation. See "Election of Directors" and "Interest of Insiders in Material Transactions".

Report on Executive Compensation

The Compensation Committee recommended, and the Board of Directors approved, that effective June 1, 2001, directors and officers of the Corporation may be compensated for any professional services rendered to the Corporation from time to time. Such service, if required, may include; management, consulting, legal, investor relations and marketing. Insiders of the Corporation will be compensated for providing such services as if they provided such services on an arm's length basis. All officers and directors are also remunerated

by participation in Common Share issues and stock options, in order to tie a portion of the compensation to corporate performance and the achievement of growth in shareholder value.

Presented by: Compensation Committee

Compensation to Directors

The aggregate cash compensation paid to the directors of the Corporation who were not executive officers for services rendered in their capacities as directors during the fiscal year ended May 31, 2001, was nil. There were no options granted to the directors of the Corporation who were not also officers of the Corporation during the fiscal year ended May 31, 2001.

The following table sets out outstanding options of the directors of the Corporation who were not also officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] (#)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R. David Webster	nil	nil	24,066	nil	nil	n/a
Daryl H. Gilbert	nil	nil	66,100	nil	nil	n/a

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors, director nominees, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) (the "Insiders") have had, or will have, no direct or indirect interest in any material transaction involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction, except as described below.

Tony Keenan, a director nominee, is also the President and Chief Executive Officer of Tiger North America Inc. ("Tiger North"). The Corporation entered into a letter of intent dated March 22, 2002 to acquire all the issued and outstanding shares of Tiger North. Tiger North is a private direct marketing consulting services company, which owns all the issued and outstanding shares of PostLinx Corp., a direct response marketing operations business founded in 1949.

<u>PARTICULARS OF MATTERS TO BE ACTED UPON</u>

ELECTION OF DIRECTORS

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At the meeting it is proposed that four (4) directors be elected to serve until the next annual meeting or until their successors are elected or appointed in accordance with the *Business Corporations Act* (Alberta) and the by-laws of the Corporation. There are presently three (3) directors of the Corporation.

The following table indicates the names of the nominees for directors, the date each such person first became a director (if applicable), the principal occupation of each such person during the past five years and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person as of May 21, 2002. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled (directly or indirectly) is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence, and Date First Appointed a Director	**Principal Occupation During the Past 5 Years**	**Common Shares Beneficially Held** [(2)]
James R. Richardson [(1)] Calgary, AB February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing since 1996. President of Globel Enterprises from 1992 to December, 1999. President of Innovative since June, 1999, and Secretary of Gateway from March, 1999 to December, 1999.	2,459,534 [(3)]
R. David Webster [(1)] Calgary, AB February, 1998	Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to present.	960,652 [(4)]
Daryl H. Gilbert[(1)] Calgary, AB February, 1998	Currently President and CEO of Gilbert Lausten Jung Associates Ltd., a private oil & gas reservoir engineering company, which company Mr. Gilbert joined in 1979. Director of Applied Terravision Systems Ltd., (a publicly traded software company on CDNX) since 1997.	264,000
Tony Keenan Toronto, ON Nominee	Chairman, President and Chief Executive Officer of Regal Greetings and Gifts Inc., a Canadian non-retail catalogue company, from February 1986 to July 1998; President and Chief Executive Officer of Underwood Marketing Group, an international television direct response company serving 140 countries, from October 1998 to October 1999; President and Chief Executive Officer of Tiger North America Inc., a private company involved in the direct marketing industry, from October 1999 to present.	48,000

82-5084

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held (2)
TOTAL		3,732,186

Notes:

(1) Members of the Audit Committee.

(2) Does not include Common Shares obtainable upon the exercise of options. For further information on options granted to directors see "Compensation of Directors".

(3) Includes 1,673,243 Common Shares held by Crystal Capital Inc., a private company controlled by Mr. Richardson. Also includes 47,619 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.

(4) Includes 935,652 Common Shares held by Allishar Holdings ltd., a private company controlled by Mr. Webster.

APPOINTMENT OF AUDITORS

Collins Barrow LLP, Chartered Accountants, resigned as auditors of the Corporation effective July 18, 2001. The directors of the Corporation appointed KPMG LLP, Chartered Accountants, to fill the vacancy of auditor effective August 20, 2001 to serve until the next annual general meeting of shareholders. Copies of the Notice of Change of Auditor and letters from Collins Barrow LLP and KPMG LLP are included with this Information Circular as Schedule "A" in accordance with National Policy No. 31 of the Canadian Securities Administrators.

The management of the Corporation proposes to nominate the Corporation's existing auditors, KPMG LLP, as auditor for the Corporation until the next annual general meeting of shareholders at a remuneration to be fixed by the directors.

FINANCIAL STATEMENTS

A copy of the audited financial statements of the Corporation for the year ended May 31, 2001 may be found in the Corporation's Annual Report, which has been previously provided by regular mail to all shareholders, together with the unaudited interim financial statement as at August 31, 2001, November 30, 2001 and February 28, 2002.

RATIFICATION OF NORMAL COURSE ISSUER BID

Effective July 23, 2001, the Corporation commenced a normal course issuer bid to purchase up to a maximum of 847,288 Common Shares of the Corporation through the facilities of the CDNX (the "Normal Course Issuer Bid").

The purpose of the Normal Course Issuer Bid is to reduce the stated capital of the Corporation, in an effort to partially off-set numerous issuances of securities from the Corporation's treasury, which issuances have primarily funded business acquisitions since the Corporation's inception. At the time the Normal Course Issuer Bid was commenced, current market conditions and the Corporation's current financial position suggested that a Normal Course Issuer Bid would be an appropriate strategy to reduce the Corporation's issued and outstanding share capital to position the Corporation for future growth and potential equity financings.

The CDNX announced the Corporation's Notice of Intention to make a Normal Course Issuer Bid pursuant to a Bulletin dated July 20, 2001. The Corporation mailed documentation relating to its Normal Course Issuer Bid to shareholders with its interim financial statements for the first quarter ended August 31, 2001. Shareholders may obtain a copy of the documentation relating to the Normal Course Issuer Bid by contacting the Corporation at 1-800-551-5721.

OTHER BUSINESS

Management is not aware of any other matters to come before the meeting other than those set out in the Notice. If other matters come before the meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular and all attached Schedules have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true and plan disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

The foregoing contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: May 22, 2002

(signed) "James R. Richardson"
James R. Richardson, President
and Chief Executive Officer

(signed) "Leslie R. Byle"
Leslie R. Byle, Secretary-Treasurer
and Chief Financial Officer

82-5084

GLOBEL DIRECT, INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON JUNE 27, 2002

PROXY SOLICITED BY MANAGEMENT OF GLOBEL DIRECT, INC.

The undersigned shareholder of Globel Direct, Inc. (the "Corporation") constitutes and appoints James R. Richardson, President, Chief Executive Officer and a director of the Corporation, or Leslie R. Byle, Secretary-Treasurer and Chief Financial Officer of the Corporation, or Darren B. Fach, of McLeod & Company, Barristers & Solicitors, legal counsel to the Corporation or instead of the above: ______________________________ of ____ as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on **June 27, 2002**, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote ☐ Withhold from Voting ☐
in respect of the election as directors of the nominees referred to in the Information Circular issued in connection with the meeting.

2. Vote ☐ Withhold from Voting ☐
in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year.

3. For ☐ Against ☐
ratifying the Corporation's "normal course issuer bid" as more particularly described in the Information Circular issued in connection with the meeting.

4. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

If directed to vote on behalf of the undersigned, the management appointees shall vote the shares represented by this proxy in favour of the election of the directors and the appointment of the auditors, all as indicated in the Information Circular. Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of ratifying the Corporation's normal course issuer bid as more specifically described in this Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT

THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Corporation, and must be received at the offices of CIBC Mellon Trust Company, #600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 24 hours before the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this __ day of ________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

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82-5084

Globel Direct, *inc.*
Stock Symbol: GBD:TSXV
TSX Venture Exchange

KUBRA

Company Contact

J.R. Richardson
President, Globel Direct
Direct: 403.531.6579
Fax: 403.531.6560
Toll-Free: 1.800.551.5721
jr@globel.com

Investor Relations Contact

Grant Howard / Kellie Manchester
The Howard Group
Phone: 403.221.0915
howardg@howardgroupinc.com
www.howardgroupinc.com

Company Contact

Rick Watkin
President & CEO, KUBRA
Direct: 905.624.2220 x 234
Fax: 905.624.2886
rwatkin@kubra.com

Globel Direct *inc.* ("GDI") announced today that it will be issuing 250,000 warrants to Roy Nat Capital in consideration of sponsorship support for a line of credit. Each warrant will entitle the holder to acquire one common share of GDI for a price of $0.15 for a period of three years from the date of issuance of the warrants. Completion of the transaction is subject to final approval by the TSX Venture Exchange.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-5084

Globel Direct, *inc.*
Stock Symbol: GBD:TSXV
TSX Venture Exchange

KUBRA

Company Contact

J.R. Richardson
President, Globel Direct
Direct: 403.531.6579
Fax: 403.531.6560
Toll-Free: 1.800.551.5721
jr@globel.com

Investor Relations Contact
Grant Howard / Kellie Manchester
The Howard Group
Phone: 403.221.0915
howardg@howardgroupinc.com
www.howardgroupinc.com

Company Contact

Rick Watkin
President & CEO, KUBRA
Direct: 905.624.2220 x 234
Fax: 905.624.2886
rwatkin@kubra.com

Globel Direct *inc.* ("GDI") announced today that it has exercised its option to issue a total of 160,977 common shares at a price of $0.18 to holders GDI's convertible debentures granted under a Convertible Debenture Agreement dated February 8, 2002. The common shares issued represent payment of the semi-annual interest on the convertible debentures which bear interest at a rate of 8% per annum. Approval for the Convertible Debenture Agreement was granted by the TSX Venture Exchange on June 25, 2002.